

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Mr. Ronghua Wang
Chief Executive Officer
Biostar Pharmaceuticals, Inc.
No. 588 Shiji Xi Avenue
Xianyang, Shaanxi Province
The People's Republic of China

Re: **Biostar Pharmaceuticals, Inc.**
       Form 10-K for the Year Ended December 31, 2009
       Filed March 31, 2010
       File No. 001-34708

Dear Mr. Wang:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your Form 10-K for the year ended December 31, 2009, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page 71

1. We note that Morgenstern, Svoboda & Baer CPA's were no longer registered with the Public Company Oversight Board (PCAOB) as of April 2009. Accordingly, please have an audit performed for your 2008 financial statements by an accounting firm that is currently registered with the PCAOB.

Research and Development, page F-11

2. You state here that "payments made to third parties subsequent to regulatory approval are capitalized." Please tell us why you believe that the timing of payments rather than their nature is a determining factor in how you account for the research and development expenses. Please reference for us the authoritative literature you rely upon to support your accounting.

Note 5 – Stockholders' Equity
Series B Convertible Preferred Stock, page F-14

3. On page F-14, you state that "[t]he full ratchet and anti-dilution protection provided for in the Series B Preferred Stock for subsequent lower price issuances shall be null and void and shall have no further force or effect if EITF 07-5…will adversely affect the Company's financial condition as a result of such provision." Please address the following comments:
   - Please explain to us how the provision to have the ratchet and anti-dilution protections features nullified works.
   - Please clarify whether this provision has objective measurement criteria or is subjective.
   - Please explain whether the ratchet and anti-dilution protection features are in effect at December 31, 2009 and at each quarter end in 2010.
   - Please explain to us why you do not appear to reflect the ratchet and anti-dilution protection features as an embedded derivative. Please reference for us the authoritative literature you rely upon to support your accounting.
   - Please confirm our understanding that the warrants issued in conjunction with the November 2, 2009 issuance of Series B Preferred Stock do not contain the "full ratchet and anti-dilution adjustment" feature other than for "stock splits, stock dividends, recapitalizations and the like."

Series A Convertible Preferred Stock, page F-15

4. We note that you recognized a dividend of $1,462,240 for the beneficial conversion feature of Series A Preferred shares in 2008 upon their conversion. Please explain why you recognized the dividend upon conversion, rather than on the issuance date. Furthermore, please also tell us how you determined the amount of the dividend. Cite the authoritative literature you relied upon to support your accounting.

Note 7 – Income Taxes, page F-19

5. In order to support your assertion that you do not have material deferred tax assets for your Chinese subsidiary and VIE, please provide us copies of your 2009 and interim 2010 Chinese income tax returns for all your Chinese operations, as well as translations of those returns into English. Please reconcile, at a minimum, total revenues, total expenses and net income on those tax returns to the information provided in your financial statements filed on Forms 10-K and 10-Q. Please explain any material differences from the information filed in your Chinese tax returns and the US GAAP financial information for those Chinese operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant